

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2021

Alejandro Ochoa
Chief Executive Officer and Interim Chief Financial Officer
Tower One Wireless Corp.
600-535 Howe Street
Vancouver, BC
V6C 2Z4 Canada

      Re: Tower One Wireless Corp.
          Form 20-F for the Fiscal Year Ended December 31, 2020
          File No. 000-55103

Dear Mr. Ochoa :

      We have reviewed your November 1, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 19, 2021 letter.

Form 20-F for the Fiscal Year Ended December 31, 2021

Report of Independent Registered Public Accounting Firm, page F-2

1.   We note your response to prior comment 1. Please amend your filing to include an audit opinion that opines upon the entire 2018 consolidated financial statements including the adjustments outlined in Note 26, which then refers to notes 8, 14 and 16 in the consolidated financial statements that include certain disclosures regarding the recast of certain 2018 figures. Refer to the guidance in Article 2 of Regulation S-X.

        You may contact Tara Harkins at (202) 551-3639 or Mary Mast, Senior Accountant, at (202) 551-3613 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences